May 27, 2014

Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FBR & Co.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 001-33518

Dear Ms. Hayes:

FBR & Co. (the “Company”) has received the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated May 13, 2014 relating to the filing referenced in the subject line above. Based on discussions with the Staff on May 27, 2014, the Company respectfully requests an extension for the date by which the Company must provide its response to the comments. The Company hereby informs the Staff that the Company intends to respond to the Staff’s comments by June 4, 2014.

Please do not hesitate to contact me if you have any questions regarding this matter at (703) 312-9678.

Sincerely,

FBR & Co.

By:	/s/ Bradley J. Wright
Bradley J. Wright
Executive Vice President, Chief Financial Officer and Chief Operating Officer

cc:	Richard J. Hendrix, Chairman, President & Chief Executive Officer
Gavin A. Beske, Senior Vice President & General Counsel

FBR & Co. . 1001 Nineteenth Street North, Suite 1100 . Arlington, VA 22209 . 703.312.9500 . www.fbr.com